UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Zivo Bioscience, Inc. (f/k/a Health Enhancement Products, Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98978N 101
(CUSIP Number)

Laith Yaldoo c/o HEP Investments LLC 2804 Orchard Lake Rd., Suite 205, Keego Harbor, MI 48302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   X ..

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

.

SCHEDULE 13D

CUSIP No.	98978 N 101

1	NAMES OF REPORTING PERSONS HEP Investments, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 45-3135062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
56,386,359 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
56,386,359 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,386,359 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.5% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No.	98978 N 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Laith Yaldoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
56,386,359 (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
56,386,359 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,386,359 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.5% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc. (f/k/a Health Enhancement Products, Inc.), a Michigan corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302.

Item 2.

Identity and Background

(a), (b), (c) and (f). This Statement is being filed by HEP Investments LLC, a Michigan limited liability company (“HEP Investments”) and Laith Yaldoo (“Yaldoo” and together with HEP Investments, the “Reporting Persons”). Yaldoo is the manager and controlling member of HEP Investments. The Reporting Persons’ principal executive and business office is 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302. Yaldoo is a citizen of the United States.

The principal business of HEP Investments is to make, hold and dispose of investments. The principal business of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Considerations

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 56,386,359 shares of which 50,566,589 shares are issuable upon conversion of certain promissory notes delivered to HEP Investments by the Company and 4,279,243 shares are issuable upon the exercise of warrants issued to HEP Investments by the Company. The purchase price was paid by HEP Investments from its working capital.

Item 4.

Purpose of Transaction

On April 28, 2015, the Issuer delivered a Sixth Amended and Restated Senior Secured Convertible Promissory Note to HEP Investments which is convertible into shares of common stock of the Issuer in accordance with the terms set forth therein, and is attached as Exhibit A (the “Convertible Note”).

HEP Investments acquired the shares, the convertible notes and the warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may advance additional amounts to the Issuer as convertible debt or dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

 (h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

The following disclosure assumes that there are 129,743,859 shares of the Common Stock outstanding as of as March 30, 2015 as reflected in the Issuer’s Form 10-K for the fiscal year ended December 31, 2014.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 56,386,359 shares of the Common Stock, representing 30.5% of the Issuer’s outstanding Common Stock, assuming that the Convertible Note is convertible at the conversion prices set forth in the Convertible Note and the warrants are exercisable at the prices set forth therein. HEP Investments has sold participation interests to certain persons in such securities and none of these persons, individually, owns an interest in more than 5% of the Issuer’s Common Stock, except for Christopher D. Maggiore, who owns more than a 5% interest in the Issuer’s Common Stock. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time

(b)

By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 56,386,359 shares of the Common Stock.

(c)

During the past 60 days, none of the Reporting Persons has effected any transactions relating to   to the shares of Common Stock.

(d)

To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4.

Item 7.

Material to Be Filed as Exhibits

1.

Exhibit A - Joint Filing Agreement dated April 28, 2015, by and among HEP Investments and Laith Yaldoo.

2.

Exhibit B - Sixth Amended and Restated Senior Secured Convertible Promissory Note date April 28, 2015 delivered by the Issuer to HEP Investments.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2015
Dated
HEP INVESTMENTS LLC By: /s/ Laith Yaldoo
Name: Laith Yaldoo Title: Manager LAITH YALDOO By: /s/ Laith Yaldoo
Name: Laith Yaldoo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D dated April 30, 2015 with respect to the common stock of Zivo Bioscience, Inc. (f/k/a Health Enhancement Products, Inc.) is, and any amendments hereto signed by each the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Date: April 30, 2015

HEP INVESTMENTS LLC

By: /s/ Laith Yaldoo

      Print Name: Laith Yaldoo

      Its: Manager

/s/ Laith Yaldoo

LAITH YALDOO

EXHIBIT B

SIXTH AMENDED AND RESTATED

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

$8,500,000	Keego Harbor, Michigan
April 28, 2015

FOR VALUE RECEIVED, ZIVO BIOSCIENCE, INC. (formerly HEALTH ENHANCEMENT PRODUCTS, INC.), a Nevada corporation (“Borrower”), whose address is 2804 Orchard Lake Road, Suite 202, Keego Harbor, Michigan 48320, promises to pay to the order of HEP INVESTMENTS LLC, a Michigan limited liability company (“Lender”), whose address is 2804 Orchard Lake Road, Suite 205, Keego Harbor, Michigan 48320, or at such other place as Lender may designate in writing, in lawful money of the United States of America, the principal sum of up to Eight Million Five Hundred Thousand Dollars ($8,500,000.00), or such lesser sum as shall have been advanced by Lender to Borrower under the loan agreement hereinafter described, together with interest as provided herein, in accordance with the terms of this Sixth Amended and Restated Senior Secured Convertible Promissory Note (this “Note”).

In accordance with the terms of that certain Loan Agreement, dated December 1, 2011, by and between Lender and Borrower, as amended in a number of agreements dated April 15, 2013, December 16, 2013, March 17, 2014, July 1, 2014 and December 1, 2014 (as amended, the “Loan Agreement”), Lender has intends to loan to the Borrower up to Eight Million Five Hundred Thousand Dollars ($8,500,000.00).  All advances made hereunder shall be charged to a loan account in Borrower's name on Lender's books, and Lender shall debit to such account the amount of each advance made to, and credit to such account the amount of each repayment made by Borrower.  From time to time but not less than quarterly, Lender shall furnish Borrower a statement of Borrower's loan account, which statement shall be deemed to be correct, accepted by, and binding upon Borrower, unless Lender receives a written statement of exceptions from Borrower within ten (10) days after such statement has been furnished. Terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Loan Agreement.

1.

Payment.  The unpaid principal balance of this Note shall bear interest computed upon the basis of a year of 360 days for the actual number of days elapsed in a month at a rate of eleven percent (11%) per annum (the “Effective Rate”). Upon the occurrence and during the continuance of an Event of Default (as defined below), the unpaid principal balance of this Note shall bear interest, computed upon the basis of a year of 360 days for the actual number of days elapsed in a month, at a rate equal to the lesser of five percent (5%) over the Effective Rate or the highest rate allowed by applicable law.  The indebtedness represented by this Note shall be paid to Lender in an installment of interest only on the first anniversary of the date of each Tranche on Exhibit 1 to this Note (a “Tranche”), and, if not sooner converted in accordance with the terms of this Note, the entire unpaid principal balance of this Note, together with all accrued and unpaid interest, shall be immediately due and payable in full (a) with respect to each Tranche on the Due Date specified in Exhibit 1 and (b) with respect to any additional Tranche within 24 months of the full funding of such Tranche (with respect to each Tranche, a  “Due Date”).

(a)

Each Tranche will be set at $250,000 or at a lesser amount agreed by between the Borrower and the Lender.

2.

Pre-payment Premium.  Borrower may prepay the principal balance of this Note, in whole or in part, plus all accrued interest then outstanding upon sixty (60) days prior written notice to Lender; provided, however, there shall be a pre-payment premium of five (5%) percent of each amount prepaid at any time during the term of this Note.

3.

Use of Proceeds.  The funds advanced pursuant to this Note shall be used by Borrower for working capital.

4.

Conversion Right and Funding Provisions.

(a)

At Lender’s option, at any time prior to the repayment in full of this Note, any or all Tranches of the outstanding indebtedness of this Note (including all accrued and unpaid interest) may be converted into validly issued and fully paid shares of common stock of Borrower (“Shares”) at the conversion rate as listed in Exhibit 1 (as appropriately adjusted by any stock split, stock combination or other corporate recapitalization affecting such common stock occurring after the date hereof, the “Conversion Price”).

(b)

Upon conversion of this Note as provided herein, (i) the portion of this Note so converted shall be deemed cancelled and shall be converted into the Shares as specified above; (ii) Lender, by acceptance of this Note, agrees to deliver the executed original of this Note to Borrower within ten (10) days of the conversion of the entire outstanding indebtedness of this Note and to execute all governing documents of Borrower and such other agreements as are necessary to document the issuance of the Shares and to comply with applicable securities laws; and (iii) as soon as practicable after Borrower’s receipt of the documents referenced above, Borrower shall issue and deliver to Lender stock certificates evidencing the Shares.

5.

Default.  Each of the following constitutes an “Event of Default” under this Note:

(a)

Borrower’s failure to pay the outstanding indebtedness of this Note within ten (10) days of the date on which such payment is due hereunder, whether at maturity or otherwise;

(b)

Borrower’s breach of or failure to perform or observe any covenant, condition or agreement contained in this Note, the Loan Agreement or the Security Agreement (defined below), which breach or failure continues unremedied for a period of thirty (30) calendar days after receipt by Borrower of written notice specifying the nature of the default. Notwithstanding the foregoing, Borrower shall not be in default under this subsection (b) with respect to any non-monetary breach that can be cured by the performance of affirmative acts if Borrower promptly commences the performance of said affirmative acts and diligently prosecutes the same to completion within a period of forty-five (45) calendar days after receipt by Borrower of written notice specifying the nature of the default;

(c)

Borrower files a voluntary petition in bankruptcy;

(d)

Borrower makes a general assignment for the benefit of its creditors or Borrower’s creditors file against Borrower any involuntary petition under any bankruptcy or insolvency law that is not dismissed within ninety (90) days after it is filed; or

(e)

Any court appoints a receiver to take possession of substantially all of Borrower’s assets and such receivership is not terminated within ninety (90) days after its appointment.

Upon the occurrence and during the continuance of an Event of Default, at the election of Lender, the entire unpaid principal balance of this Note, together with all accrued and unpaid interest, shall be immediately due and payable in full.

6.

Security.  This Note is secured by all of the assets of Borrower pursuant to that certain Security Agreement, dated as of December 1, 2011 (the “Security Agreement”).

7.

Waivers.  Borrower and all endorsees, sureties and guarantors hereof hereby jointly and severally waive presentment for payment, demand, notice of non-payment, notice of protest or protest of this Note, and Lender diligence in collection or bringing suit, and do hereby consent to any and all extensions of time, renewals, waivers or modifications as may be granted by Lender with respect to payment or any other provisions of this Note.  The liability of Borrower under this Note shall be absolute and unconditional, without regard to the liability of any other party.

8.

Usury. Notwithstanding anything herein to the contrary, in no event shall Borrower be required to pay a rate of interest in excess of the Maximum Rate.  The term “Maximum Rate” shall mean the maximum non-usurious rate of interest that Lender is allowed to contract for, charge, take, reserve or receive under the applicable laws of any applicable state or of the United States of America (whichever from time to time permits the highest rate for the use, forbearance or detention of money) after taking into account, to the extent required by applicable law, any and all relevant payments or charges hereunder, or under any other document or instrument executed and delivered in connection therewith and the indebtedness evidenced hereby.

In the event Lender ever receives, as interest, any amount in excess of the Maximum Rate, such amount as would be excessive interest shall be deemed a partial prepayment of principal, and, if the principal hereof is paid in full, any remaining excess shall be returned to Borrower.  In determining whether or not the interest paid or payable, under any specified contingency, exceeds the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted by law, (a) characterize any non-principal payment as an expense, fee, or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread the total amount of interest through the entire contemplated term of such indebtedness until payment in full of the principal (including the period of any extension or renewal thereof) so that the interest on account of such indebtedness shall not exceed the Maximum Rate.

9.

Miscellaneous.

(a)

All modifications, consents, amendments or waivers of any provision of any this Note shall be effective only if in writing and signed by Lender and then shall be effective only in the specific instance and for the limited purpose for which given.

(b)

All communications provided in this Note shall be personally delivered or mailed, postage prepaid, by registered or certified mail, return receipt requested, to the addresses set forth at the beginning of this Note or such other addresses as Borrower or Lender may indicate by written notice.

(c)

The headings used in this Note are for convenience of reference only and shall not in any way affect the meaning or interpretation of this Note.

(d)

This Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns; provided, however, that neither party may, without the prior written consent of the other party, assign any rights, powers, duties or obligations under this Note.

(e)

This Note shall be construed and enforced in accordance with the laws of the State of Michigan. All actions arising out of or relating to this Note shall be heard and determined exclusively by any state or federal court with jurisdiction in the Eastern District of the State of Michigan. Consistent with the preceding sentence, the parties hereto hereby irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Note or the transactions contemplated by this Note may not be enforced in or by any of the above-named courts.

(f)

This Note is intended to amend and restate, and is not intended to be in substitution for or a novation of, that certain Senior Secured Convertible Promissory Note, dated December 1, 2011, executed and delivered by Borrower in favor of Lender in the original principal amount of $2,000,000.00, as previously amended and restated (the “Original Note”).   This Note shall continue to be secured by the security instruments and UCC statements executed and filed with the Original Note, and otherwise as set forth in the loan documentation executed in connection with the Original Note.

[Signature on the following page]

IN WITNESS WHEREOF, the undersigned has duly executed this Sixth Amended and Restated Senior Secured Convertible Promissory Note as of the day and year first written above.

BORROWER:

ZIVO BIOSCIENCE, INC.

(formerly HEALTH ENHANCEMENT PRODUCTS, INC.)

By: /s/ Philip M. Rice II

Print Name: Philip M. Rice, II

Its: Chief Financial Officer

EXHIBIT 1

				Conversion Rate	Interest Rate	Warrant Coverage ("cashless")

Date Invested	Tranche #	Amount	Due Date
December 1, 2011	1	$ 500,000	June 1, 2015	$ 0.12	11%	10%
April 4, 2012	2	250,000	June 1, 2015	0.12	11%	10%
May 8, 2012	3	250,000	June 1, 2015	0.12	11%	10%
March 18, 2013	4	500,000	June 1, 2015	0.12	11%	10%
April 10, 2013	5	250,000	June 1, 2015	0.12	11%	10%
April 16, 2013	6	250,000	June 1, 2015	0.12	11%	10%
April 29, 2013	7	250,000	June 1, 2015	0.12	11%	10%
May 7, 2013	8	250,000	June 1, 2015	0.12	11%	10%
July 15, 2013	9A	160,000	July 15, 2015	0.12	11%	10%
July 15, 2013	9B	90,000	July 15, 2015	0.22	11%	10%
July 25, 2013	10	250,000	July 25, 2015	0.22	11%	10%
September 30, 2013	11	300,000	September 30, 2015	0.22	11%	10%
October 28, 2013	12	250,000	October 28, 2015	0.30	11%	10%
December 30, 2013	13	500,000	December 30, 2015	0.30	11%	10%
July 14, 2014	14	1,035,000	July 14, 2016	0.15	11%	10%
September 19, 2014	15	250,000	September 19, 2016	0.15	11%	10%
December 8, 2014	16	84,700	December 8, 2016	0.10	11%	10%
February 27, 2015	17	227,500	February 27, 2017	0.10	11%	10%
March 27, 2015	18	135,000	March 27, 2017	0.10	11%	10%
April 15, 2015	19	155,000	April 15, 2017	0.10	11%	10%
April 17, 2015	19	62,800	April 17, 2017	0.10	11%	10%
Total		$ 6,000,000

Note: By mutual understanding, Lender agrees to "roll" Tranches due for a rolling 30 day period until Lender gives Borrower notice to the contrary at any time for any reason, upon which any Tranche past its Due Date will be immediately due and payable.